UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2023

Commission File Number: 001-38376

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Central Puerto S.A.
(Exact name of registrant as specified in its charter)

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Port Central S.A.

(Translation of registrant’s name into English)

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Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

CENTRAL PUERTO S.A

SHAREHOLDERS’ MEETING OF

CENTRAL PUERTO S.A. NO. 83

On September 15, 2023, at 11:10 a.m., the Vice-Chairman of CENTRAL PUERTO SOCIEDAD ANÓNIMA (the “Company” or “CPSA”, indistinctly), Diego Petracchi, who is in the City of Buenos Aires, welcomes Shareholders and grants the floor to Mr. Secretary so as to commence the Shareholder’s Meeting (hereinafter, the “Meeting”). Mr. Leonardo Marinaro, acting in his capacity as Secretary, takes the floor and informs that the Meeting is held remotely through the use of the videoconference system provided by ZOOM in accordance with Section 14 of the Bylaws and the regulations in force. Afterwards, Mr. Secretary informs that this Meeting is held with the presence of Mr. Eduardo Kupfer, representing Bolsas y Mercados Argentinos S.A. (“BYMA”), and of Marcos Palomba, representing Comisión Nacional de Valores (“CNV”). Furthermore, he informs that the following directors, apart from Mr. Chairman, are present: José Luis Morea, Tomas White, Marcelo Suva, Jorge Villegas, Martina Blanco and Martin Lhez. In addition, the Meeting is held with the presence of the members of the Statutory Audit Committee: César Halladjian and Eduardo Antonio Erosa. In addition, Directors Miguel Dodero and Guillermo Rafael Pons, and Statutory Auditor Juan Nicholson informed they were not attending the Meeting. Mr. Marinaro proceeds to put on record that 36 Shareholders are present, 33 by proxy and 3 on their own behalf, which in total represent 1,038,911,989 common shares carrying 1 (one) vote each and with a nominal value of Ps.1. Such shares represent a total capital of Ps. 1,038,911,989 with right to 1,038,911,989 votes and they represent 68.64% of the current capital stock which, deducting own shares, amounts to Ps. 1,513,636,064 and of the total outstanding shares with right to vote. The shares, votes, names of the Shareholders and their proxies, domiciles and identity documents shall be duly recorded in the Shares and Meetings Attendance Book, and the signature therein shall be arranged with whom it may correspond. It is put on record that the share certificates have been submitted pursuant to section 238 of the Argentine Business Entities Act No. 19550 (“LGS”), CNV Regulations (Restated text 2013), Resolution No. 622/2013 as amended (“CNV regulations”), and the CNV General Resolution No. 830. In order to enable the smooth development of the Meeting, Mr. Secretary requests Shareholders to follow the following instructions: 1) Acting capacity: unless otherwise stated, the intervention of each of the proxies of the Shareholders in this Meeting shall be considered on behalf of such shareholder or shareholders they represent as per the Shares and Meetings Attendance Book. 2) To ask for the floor: raise your physical hand in front of the camera and send a message through the chat asking for the floor. Then, the Chairman shall determine the granting of the floor to the Shareholders or proxies, identifying them, in order to ensure the order of the act. 3)To cast the vote: to keep the order, the Chairman, at the moment of voting, and after the first motion is presented, shall ask each of the Shareholders and/or their proxy about their vote, identifying each of them with their full name in order to cast the vote. The same will be performed for each motion proposed. 4) Finally, due to the number of participants, the Secretary asks the participants to mute their microphones, except when they want to participate, motion and/or vote, pursuant to the previous instructions; and he requests them to activate the cameras on their devices. After this, the Chairman takes the floor and informs that the legal quorum to hold the Meeting validly is present, the Meeting commences and the first item on the Agenda is placed for consideration: 1) APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MINUTES: The shareholder José Luis D’Odorico’s proxy takes the floor and proposes the appointment of the proxy of shareholder BONCAMPO S.A. and the proxy of shareholder CINCO VIENTOS URUGUAY S.A. to sign the minutes of this Meeting. Then, the attorney-in-fact of shareholder Citibank N.A. S.A. due to the holdings abroad (“Citibank”) asks for the floor and states it issues 308,121,720 positive votes towards the motion of shareholder D’Odorico’s proxy; 301,000 negative votes and that abstains from casting 85,760 votes. Then, the proxy of shareholder ANSES FGS - Ley N.° 26425 (“ANSES”) takes the floor and states it votes 27,992,640 against the proposal by shareholder D’Odorico. Then, each of the remaining shareholders cast their affirmative votes towards the motion of shareholder José Luis D’Odorico’s proxy. In virtue thereof, the proposal of shareholder D’Odorico’ proxy is approved by the majority of the votes possible to be cast, with the negative vote of shareholder Citibank with 301,000 votes; the abstention of Shareholder Citibank of 85,760 votes and of shareholder ANSES of 27,992,640. Then, the second item on the Agenda is put to vote: 2) CONSIDERATION OF THE DESTINATION OF THE OPTIONAL RESERVE. In this regards, the Vice-Chairman informs the following: 1°) That as per the Shareholders’ Meeting and the Special Shareholders’ Meeting dated September 30, 2022, they decided to adjust the formation agreed and to destine it indistinctly to the following: (a) investment projects already committed; and/or (b) future investments related to new projects approved by the Board of Directors; and/or (c) acquisition of shares from the Company; and/or (d) payment of dividends based on the evolution of the Company’s financial position and the provisions of the Company’s Dividends Distribution Policy in force; and/or (e) the absorption of actual and future losses (“Optional Reserve”).

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2°) That as per the quarterly financial statements closed on June 30 of this year, the Optional Reserve amounts to Ps. 423,378,553,738, expressed in constant currency as of August 31, 2023 according to the last rate published by INDEC (Argentine Institute of Statistics and Censuses) in accordance with the regulations in force.

3°) That the following was decided at the Shareholders’ Meeting held last April 28, 2023 that considered the FY 2022 results’ destination: (i) to assign the amount of Ps. 952,025 to the Statutory Reserve; and (ii) the remaining balance of the retained accumulated income to the creation of an Optional Reserve to be destined to the payment of dividends based on the evolution of the Company’s financial position and the Dividends Payment Policy in force, delegating on the Board of Directors its partial or total reversal for the payment of dividends and the determination of the opportunity, currency, terms and other terms and conditions for payment, in accordance with the delegation agreed at the Shareholders’ Meeting (“Optional Reserve for Dividends Payment”).

4°) That as per the quarterly financial statements closed on June 30 of this year, the Optional Reserve for Dividends Payment amounts to Ps. 48,676,863,668, expressed in constant currency as of August 31, 2023 according to the last rate published by INDEC in accordance with the regulations in force.

After that, the attorney-in-fact of Shareholder D’Odorico took the floor informing that regarding the Company’s realized and liquid profits, its financial position, the capital level, and the ongoing projects, it motions and votes to reverse Ps. 91,000,000,000 from the Optional Reserve and destine such amount to increase of the Optional Reserve for Dividend Payment based on the evolution of the financial situation of the Company and the Dividends Payment Policy in force, delegating on the Board of Directors its partial or total reversal for the payment of dividends and the determination of the opportunity, currency, terms and other terms and conditions for payment, in accordance with the delegation agreed at the Shareholders’ Meeting.

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The motion of shareholder D’Odorico’s proxy is put to vote. Then, the attorney-in-fact of Shareholder Citibank takes the floor and states it issues 299,690,740 positive votes towards the motion of shareholder D’Odorico’s proxy; 2,299,310 negative votes and that it abstains from casting 6,518,430 votes. Then, the attorney-in-fact of shareholder ANSES takes the floor and states it abstains from casting 27,992,640 votes for the proposal by the attorney-in-fact of Shareholder D’Odorico. Then, the attorney-in-fact of shareholder NTC-LSV FRONTER takes the floor and states it abstains from casting 91,700 votes for the proposal by shareholder D’Odorico. Then, each of the remaining Shareholders cast their affirmative votes towards the motion of Shareholder D’Odorico’s proxy. In virtue thereof, the proposal of shareholder D’Odorico’ proxy is approved by the majority of the votes possible to be cast, with the negative vote of shareholder Citibank with 2,299,310 votes; and the abstention of Shareholder Citibank of 6,518,430 votes, of shareholder ANSES of 27,992,640 votes and of NTC-LSV FRONTER of 91,700 votes. Then, the third and last item on the Agenda is put to vote: 3) GRANTING OF AUTHORIZATIONS. The proxy of Shareholder D’Odorico takes the floor, motions and votes to authorize Vice-Chairman and/or whom he may appoint and José Manuel Pazos, and/or Leonardo Marinaro and/or Osvaldo Pollice, and/or Esteban Pérez Monti, and/or Bruno Guerrero Carrillo, and/or Paola Ibarra, and/or Christian Rodríguez Montes, and/or Mariano Luchetti, and/or María Lucila Winschel, and/or Jose María Bazan, and/or Santiago Youssef Rameh El Chaer, and/or Milagros Marini, and/or Ezequiel Castello and/or Carolina de Felipe, so that any of them, individually and indistinctly, follow all the necessary procedures to file the decisions taken at the Meeting with the regulatory agencies, including but not limited to CNV, BYMA, Mercado de Valores de Buenos Aires, Caja de Valores, Inspección General de Justicia (“IGJ”, Business Entities Registry for the City of Buenos Aires) (as per Section 37 of General Resolution IGJ No. 7/2015), and any other competent supervision entity, being able to sign any submission and/or form, notice, notices required by law, affidavits, access files and answer in proceedings, advance the proceedings and perform all necessary to obtain the recordings and respective approvals. The motion of shareholder D’Odorico’s proxy is put to vote. Then, the attorney-in-fact of Shareholder Citibank takes the floor and states it issues 307,603,550 positive votes towards the motion of shareholder D’Odorico’s proxy; 312,390 negative votes and that it abstains from casting 592,540 votes. Then, each of the remaining shareholders cast their affirmative votes towards the motion of shareholder D’Odorico’s proxy. In virtue thereof, the proposal of shareholder D’Odorico’ proxy is approved by the majority of the votes possible to be cast, with the negative vote of shareholder Citibank with 312,390 votes; and the abstention of Shareholder Citibank of 592,540 and of ANSES of 27,992,640 votes. César Halladjian, member of the Company’s Statutory Audit Committee, takes the floor and states that, taking into consideration the holding the Meeting remotely and in view of the regulations and bylaws provisions in force, he puts on record that the Meeting was held in compliance of such provisions and that decisions were taken correctly. There being no further business to discuss, Mr. Chairman expresses his gratitude for the attendance of all present and the meeting is adjourned at 11:40 a.m. Below and complying with Title II, Chapter VIII, Section IV, article 23, paragraph d) of CNV Regulations, the votes of Citibank in its capacity as depositary are detailed for each item:

AGENDA	NEGATIVE	POSITIVE	ABSTENTION	TOTAL
1	301,000	308,121,720	85,760	308,508,480
2	2,299,310	299,690,740	6,518,430	308,508,480
3	312,390	307,603,550	592,540	308,508,480

Leonardo Marinaro

Head of Market Relations

Central Puerto S.A.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: September 25, 2023	By:	/s/ LEONARDO MARINARO
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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